UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In October 2009, sanofi-aventis issued the press releases attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7, which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated October 1, 2009: Sanofi-aventis and U.S. biotechnology company Merrimack enter into an exclusive global collaboration and licensing agreement for a monoclonal antibody in oncology.

Exhibit 99.2	Press release dated October 1, 2009: Sanofi-aventis to acquire Fovea, a French biopharmaceutical ophthalmology company.

Exhibit 99.3	Press release dated October 1, 2009: Sanofi-aventis successfully completes the placement of 5-year and 10-year Euro notes issues for an aggregate principal amount of Euro 1.5 billion.

Exhibit 99.4	Press release dated October 1, 2009: Sanofi Pasteur announces results of U.S. clinical trials in adults following one dose of Influenza A (H1N1) vaccine.

Exhibit 99.5	Press release dated October 8, 2009: Panenza®* and Humenza®* Influenza A (H1N1) vaccines demonstrate robust immune response after one dose.

Exhibit 99.6	Press release dated October 12, 2009: Merial invests US$ 70 million in Nanchang, China.

Exhibit 99.7	Press release dated October 21, 2009: Sanofi-aventis and Wellstat Therapeutics enter into an exclusive worldwide licensing agreement for novel oral agent to treat Type II diabetes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 26, 2009	SANOFI-AVENTIS

	By	/S/ JOHN FELITTI
	Name:	John Felitti
	Title:	Director, U.S. & International Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated October 1, 2009: Sanofi-aventis and U.S. biotechnology company Merrimack enter into an exclusive global collaboration and licensing agreement for a monoclonal antibody in oncology.

Exhibit 99.2	Press release dated October 1, 2009: Sanofi-aventis to acquire Fovea, a French biopharmaceutical ophthalmology company.

Exhibit 99.3	Press release dated October 1, 2009: Sanofi-aventis successfully completes the placement of 5-year and 10-year Euro notes issues for an aggregate principal amount of Euro 1.5 billion.

Exhibit 99.4	Press release dated October 1, 2009: Sanofi Pasteur announces results of U.S. clinical trials in adults following one dose of Influenza A (H1N1) vaccine.

Exhibit 99.5	Press release dated October 8, 2009: Panenza®* and Humenza®* Influenza A (H1N1) vaccines demonstrate robust immune response after one dose.

Exhibit 99.6	Press release dated October 12, 2009: Merial invests US$ 70 million in Nanchang, China.

Exhibit 99.7	Press release dated October 21, 2009: Sanofi-aventis and Wellstat Therapeutics enter into an exclusive worldwide licensing agreement for novel oral agent to treat Type II diabetes.

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